FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015
Commission File Number: 001-35025

DIANA CONTAINERSHIPS INC.
 (Translation of registrant's name into English)
Pendelis 18, 175 64 Palaio Faliro, Athens, Greece
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated November 10, 2015 of Diana Containerships Inc. (the "Company") announcing the Company's financial results for the third quarter and three months ended September 30, 2015 and a cash dividend on its common stock of $0.0025 per share.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-197740), filed with the U.S. Securities and Exchange Commission with an effective date of August 13, 2014.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA CONTAINERSHIPS INC.
(registrant)

Dated: November 12, 2015	By:	/s/ Anastasios Margaronis
Anastasios Margaronis
President

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Operating Officer and Secretary
Telephone: + 30-216-600-2400
Email: izafirakis@dcontainerships.com
Website: www.dcontainerships.com

For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA CONTAINERSHIPS INC. REPORTS FINANCIAL RESULTS
FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2015

DECLARES CASH DIVIDEND OF $0.0025 PER SHARE
FOR THE THIRD QUARTER

ATHENS, GREECE, November 10, 2015 – Diana Containerships Inc. (NASDAQ: DCIX), (the "Company"), a global shipping company specializing in the ownership of containerships, today reported a net loss of $9.1 million for the third quarter of 2015, compared to net income of $1.4 million for the respective period of 2014. The loss for the third quarter was mainly the result of $8.3 million of direct sale and other charges associated with the disposal of the vessel Garnet, without which the result for the third quarter of 2015 would have been a net loss of $0.8 million.
Time charter revenues, net of prepaid charter revenue amortization, were $16.1 million for the third quarter of 2015, compared to $13.0 million for the same period of 2014, mainly due to the enlargement of our fleet resulting from the acquisition of six vessels from September 2014 to September 2015, partly offset by reduced time charter rates and increased off-hire days.
Net loss for the nine months ended September 30, 2015, amounted to $8.7 million, compared to net income of $2.4 million for the same period of 2014. The loss for the period ended September 30, 2015, was mainly the result of the direct sale and other charges of $8.3 million for the vessel Garnet, without which the result for the period would have been a net loss of $0.4 million. Time charter revenues, net of prepaid charter revenue amortization, for the nine months ended September 30, 2015, amounted to $47.3 million, compared to $39.0 million for the same period of 2014.
Dividend Declaration
The Company has declared a cash dividend on its common stock of $0.0025 per share with respect to the third quarter of 2015. The cash dividend will be payable on or around December 9, 2015 to all shareholders of record as at November 24, 2015. As of September 30, 2015, the Company had 73,890,581 shares of common stock issued and outstanding.

Fleet Employment Profile (As of November 10, 2015)
Currently Diana Containerships Inc.'s fleet is employed as follows:

Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterers	Delivery Date to Charterers***	Redelivery Date to Owners****	Notes
BUILT TEU
9 Panamax Container Vessels
SAGITTA	A	$7,825	1.25%	A.P. Møller - Maersk A/S	14-Nov-14	13-Nov-15 - 30-Nov-15	1,2,3,4
2010 3,426
CENTAURUS	A	$7,650	5.00%	Maersk Line A/S	22-Feb-15	2-Oct-15	5
		$10,875	5.00%		2-Oct-15	2-Sep-16 2-Apr-17
2010 3,426
YM LOS ANGELES	B	$21,000	US$350 per day	Yang Ming (UK) Ltd.	9-Apr-15	19-Oct-16 - 19-Feb-17	6,7
2006 4,923
YM NEW JERSEY	B	$21,000	US$350 per day	Yang Ming (UK) Ltd.	22-Apr-15	24-Sep-16 - 24-Jan-17	6,8
2006 4,923
PAMINA		$15,325	4.00%	Zim Integrated Shipping Services Ltd	21-May-15	21-Mar-16 - 21-May-16
(ex Santa Pamina)
2005 5,042
CAP DOMINGO	C	$9,900	3.75%	Rudolf A. Oetker KG	23-Dec-14	24-Dec-15 - 8-Mar-16	9
(ex Cap San Marco)
2001 3,739
CAP DOUKATO	C	$9,900	3.75%	Rudolf A. Oetker KG	23-Dec-14	23-Jan-16 - 23-Apr-16	9
(ex Cap San Raphael)
2002 3,739
GARNET		$27,000	0%	NOL Liner (Pte) Ltd.	19-Nov-12	31-Aug-15	6,10
(ex APL Garnet)
1995 4,729
HANJIN MALTA		$25,550	US$150 per day	Hanjin Shipping Co. Ltd.	15-Mar-13	30-Mar-16 - 15-May-16	6
1993 4,024
6 Post - Panamax Container Vessels
PUELO	D	$27,900	US$150 per day	CSAV Valparaiso	23-Aug-13	2-Aug-15	11,12,13,14
2006 6,541
PUCON	D	$27,900	US$150 per day	CSAV Valparaiso	20-Sep-13	19-Aug-15	15,16,17
		$17,000	3.75%	Hapag-Lloyd AG	20-Aug-15	10-May-16 - 20-Jul-16
2006 6,541
MARCH	E	$17,200	3.75%	Yang Ming (UK) Ltd.	16-May-15	16-Sep-15	18
(ex YM March)
		$9,250	5.00%	Maersk Line A/S	5-Oct-15	12-Nov-15	19

		$6,100	5.00%		12-Nov-15	3-Dec-15 - 10-May-16
2004 5,576
GREAT	E	$17,475	2.50%	Yang Ming (UK) Ltd.	27-Mar-15	14-Jul-15	20
(ex YM Great)
		$14,750	5.00%	Maersk Line A/S	15-Aug-15	15-Feb-16 - 15-May-16	21
2004 5,576
HAMBURG	F	$14,000	3.75%	MSC-Mediterranean Shipping Co. S.A., Geneva	16-Nov-15	13-Jan-16 - 13-Mar-16
2009 6,494
ROTTERDAM	F	-	-	-	-	- - -	22
2008 6,494
____________________
*	Each container vessel is a "sister ship", or closely similar, to other container vessels that have the same letter.
**	Total commission paid to third parties.
***	In case of newly acquired vessel with time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
****	Range of redelivery dates, with the actual date of redelivery being at the Charterers' option, but subject to the terms, conditions, and exceptions of the particular charterparty.
1
In October 2014, the Company agreed to extend as from November 14, 2014 the previous charter party with A. P. Møller - Maersk A/S for a period of minimum 10 months to maximum 12 months at a gross charter rate of US$7,825 per day.

2	As per Novation Agreement signed in January 2015, with effect from February 1, 2015, charterers have changed to Maersk Line A/S.
3	Charterers have exercised their right to add the off-hire days and therefore the optional period has been extended up to November 30, 2015.
4	Based on latest information.
5
In September 2015, the Company agreed to extend as from October 2, 2015 the previous charter party with Maersk Line A/S for a period of minimum 11 months to maximum 18 months at a gross charter rate of US$10,875 per day.

6
For financial reporting purposes, an asset is recognized upon the delivery of the vessel which represents the difference between the current fair market value of the charter and the net present value of future contractual cash flows. This asset is amortized over the period of the time charter agreement and is set off against the corresponding revenues during the same period.

7
The charterer has the option to employ the vessel for a further twenty-two (22) to twenty-six (26) month period at the same daily gross charter rate less US$350 per day commission paid to third parties. The optional period if exercised will start on December 19, 2016 and must be declared six (6) months prior to this date.

8
The charterer has the option to employ the vessel for a further twenty-two (22) to twenty-six (26) month period at the same daily gross charter rate less US$350 per day commission paid to third parties. The optional period if exercised will start on November 24, 2016 and must be declared six (6) months prior to this date.

9	Reederei Santa Containerschiffe GmbH & Co. KG has agreed to novate the time charter contract to Rudolf A. Oetker KG.
10	Vessel sold and delivered to its new owners on September 29, 2015.
11	Currently without an active charterparty.
12	Vessel on scheduled drydocking from September 3, 2015 to September 23, 2015.
13
The charterers will pay the owners a compensation for the early redelivery of the vessel equal to the amount of US$6,000 per day for the outstanding period between August 2, 2015 and up to February 23, 2016.

14
Charterers changed to Norasia Container Lines Limited, as per Novation Agreement signed in September 2014 with a retroactive effect from July 1, 2014. As per same Novation Agreement, with effect from February 1, 2015, charterers have changed to Hapag-Lloyd AG.

15
The charterers will pay the owners a compensation for the early redelivery of the vessel equal to the amount of US$6,000 per day for the outstanding period between August 20, 2015 and up to March 20, 2016.

16
Charterers changed to Norasia Container Lines Limited, as per Novation Agreement signed in September 2014 with a retroactive effect from July 1, 2014. As per same Novation Agreement, with effect from April 28, 2015, charterers have changed to Hapag-Lloyd AG.

17
In July 2015, the Company agreed to extend as from August 20, 2015 (00:01) the previous charter party with Hapag-Lloyd AG for a period of up to minimum May 10, 2016 to maximum July 20, 2016 at a gross charter rate of US$17,000 per day.

18
In April 2015, the Company agreed to extend as from May 16, 2015 (00:01) the previous charter party with Yang Ming (UK) Ltd. for a period of up to minimum August 15, 2015 to maximum October 15, 2015 at a gross charter rate of US$17,200 per day.

19
In November 2015, the Company agreed to extend as from November 12, 2015 the previous charter party with Maersk Line A/S for a period of minimum 21 days to maximum 180 days at a gross charter rate of US$6,100 per day.

20
In February 2015, the Company agreed to extend as from March 27, 2015 the previous charter party with Yang Ming (UK) Ltd. for a period of minimum 3 months to maximum 5 months at a gross charter rate of US$17,475 per day.

21
 The charterer has the option to employ the vessel for a further nine (9) month period  plus or minus thirty (30) days, at a gross daily rate of US$21,000 minus a 5% commission paid to third parties. The optional period if exercised will start nine (9) months after the delivery of the vessel to the charterers and must be declared five (5) months after this date.

22	Vessel delivered to the Company on September 10, 2015. Currently without an active charterparty.

Summary of Selected Financial & Other Data
	For the three months ended September 30,		For the nine months ended September 30,
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
STATEMENT OF OPERATIONS DATA (in thousands of US Dollars):
Time charter revenues, net of prepaid charter revenue amortization	$16,071	$13,043	$47,289	$39,030
Voyage expenses	949	74	1,566	235
Vessel operating expenses	8,887	5,958	26,880	18,791
Net income / (loss)	(9,096)	1,434	(8,708)	2,369
FLEET DATA
Average number of vessels	13.2	8.2	12.3	8.3
Number of vessels	13.0	9.0	13.0	9.0
Ownership days	1,215	755	3,358	2,254
Available days	1,195	755	3,273	2,254
Operating days	1,058	755	3,117	2,246
Fleet utilization	88.5%	100.0%	95.2%	99.6%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$12,654	$17,177	$13,970	$17,212
Daily vessel operating expenses (2)	$7,314	$7,891	$8,005	$8,337
___________________________
(1)	Time charter equivalent rates, or TCE rates, are defined as our time charter revenues, net, less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)	Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees, environmental costs and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information

The Company's management will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Tuesday, November 10, 2015.

Investors may access the webcast by visiting the Company's website at www.dcontainerships.com, and clicking on the webcast link. The conference call also may be accessed by telephone by dialing 1-877-407-8029 (for U.S.-based callers) or 1-201-689-8029 (for international callers), and asking the operator for the Diana Containerships Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dcontainerships.com. A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers), and providing the Replay ID number 13624230.

About the Company
Diana Containerships Inc. is a global provider of shipping transportation services through its ownership of containerships. The Company's vessels are employed primarily on time charters with leading liner companies carrying containerized cargo along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for containership capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

DIANA CONTAINERSHIPS INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except for share and per share data

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended September 30,		For the nine months ended September 30,
	2015	2014	2015	2014
REVENUES:	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Time charter revenues	$18,430	$15,984	$54,130	$47,795
Prepaid charter revenue amortization	(2,359)	(2,941)	(6,841)	(8,765)
Time charter revenues, net	16,071	13,043	47,289	39,030

EXPENSES:
Voyage expenses	949	74	1,566	235
Vessel operating expenses	8,887	5,958	26,880	18,791
Depreciation and amortization of deferred charges	3,376	2,526	9,521	7,441
General and administrative expenses	1,535	1,393	4,386	4,521
Loss on vessels' sale	8,300	-	8,300	695
Foreign currency losses / (gains)	(32)	13	(87)	17
Operating income / (loss)	(6,944)	3,079	(3,277)	7,330

OTHER INCOME / (EXPENSES):
Interest and finance costs	(2,176)	(1,696)	(5,522)	(5,054)
Interest income	24	51	91	93
Total other expenses, net	(2,152)	(1,645)	(5,431)	(4,961)

Net income / (loss)	$(9,096)	$1,434	$(8,708)	$2,369

Earnings / (loss) per common share, basic and diluted	$(0.12)	$0.02	$(0.12)	$0.05

Weighted average number of common shares, basic and diluted	72,918,032	61,642,173	72,862,425	44,516,763

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME / (LOSS)

	For the three months ended September 30,		For the nine months ended September 30,
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income / (loss)	$(9,096)	$1,434	$(8,708)	$2,369

Comprehensive income / (loss)	$(9,096)	$1,434	$(8,708)	$2,369

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET DATA
(Expressed in thousands of US Dollars)
	September 30, 2015	December 31, 2014
ASSETS

Cash, cash equivalents and restricted cash	$47,912	$91,873
Advances for vessel acquisitions and other vessel costs	3,870	-
Vessels' net book value	355,956	306,094
Other fixed assets, net	1,015	1,089
Prepaid charter revenue	5,523	6,364
Other assets	9,094	3,843
Total assets	$423,370	$409,263

LIABILITIES AND STOCKHOLDERS' EQUITY

Bank debt, net of unamortized deferred financing costs	$120,381	$98,298
Related party financing	50,200	50,867
Other liabilities	4,934	3,655
Total stockholders' equity	247,855	256,443
Total liabilities and stockholders' equity	$423,370	$409,263

OTHER FINANCIAL DATA

	For the three months ended September 30,		For the nine months ended September 30,
	2015	2014	2015	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Cash provided by Operating Activities	$3,882	$7,289	$12,945	$18,829
Net Cash used in Investing Activities	(33,995)	(26,509)	(76,974)	(17,157)
Net Cash provided by Financing Activities	21,307	91,166	20,938	88,650